Filed pursuant to Rule 424(b)(3)
                                   Registration Nos. 333-26939 and 333-26939-01

Prospectus Supplement
(To Prospectus dated June 25, 1997)

                     Southern Investments UK Capital Trust I


         On July 2, 1997, the new Labour government in the United Kingdom ("UK") introduced its first budget which includes a "one-off windfall levy on the excess profits of the privatised utilities." Based upon the method by which the government proposes to calculate the tax, South Western Electricity plc estimates its liability to be approximately (pound)97 million (approximately $160 million). The tax is proposed to be payable in two equal installments on or before December 1, 1997 and December 1, 1998. The proposed budget is expected to be approved by the UK Parliament by the end of July 1997.


            The date of this Prospectus Supplement is July 17, 1997.